Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

July 22, 2019

Re:                             Registration Statement on Form F-6

filed on behalf of Wanda Sports Group Co Ltd

CIK: 0001771279

Request for Acceleration

Ladies and Gentlemen:

Deutsche Bank Trust Company Americas, as Depositary for securities against which American Depositary Receipts are to be issued, pursuant to Section 8(a) of the Securities Act of 1933, as amended, hereby requests the acceleration of the effectiveness date of the above referenced registration statement by the Securities and Exchange Commission to 4:00pm (Eastern time) on July 25, 2019, or as soon thereafter as practicable.

Very truly yours,

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:	/s/ Michael Fitzpatrick
Name:	Michael Fitzpatrick
Title:	Vice President

By:	/s/ Beverly George Powell
Name:	Beverly George Powell
Title:	Vice President